ML MEDIA PARTNERS, L.P.
                             World Financial Center
                             South Tower, 23rd Floor
                             New York, NY 10080-6123

                                                               November 30, 1998

Dear Limited Partner of ML Media Partners, L.P.:

         ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), has reviewed the unsolicited tender offer (the "Offer") dated November 23, 1998 by Madison Liquidity Investors 104, LLC (the "Purchaser") to purchase up to 9.9% of the units of limited partnership interest (the "Units") of the Partnership for a purchase price of $750 per Unit (less transfer fees and less subsequent cash distributions, as described below). The Partnership has filed with the Securities and Exchange Commission (the "SEC") a Recommendation Statement on Schedule 14D-9 (the "Recommendation Statement"); we have enclosed a copy of that Recommendation Statement with this letter and urge you to carefully and completely review it.

         As more fully described in the Recommendation Statement, the Partnership has concluded that the Offer is inadequate and not in the best interests of the Limited Partners. ACCORDINGLY, THE PARTNERSHIP RECOMMENDS THAT THE LIMITED PARTNERS REJECT THE OFFER AND NOT TENDER ANY OF THEIR UNITS. Neither the Partnership's general partner, Media Management Partners (the "General Partner"), nor any of its officers, directors or affiliates intends to tender any of their Units in the Offer.

         In addition, the Partnership urges you to consider the terms of any competing tender offer before deciding whether to tender your Units. On November 27, 1998, Smithtown Bay, LLC, a Limited Partner in the Partnership otherwise unaffiliated with the Partnership and the General Partner ("Smithtown"), filed with the SEC a Tender Offer Statement on Schedule 14D-1 disclosing its tender offer to purchase on an unsolicited basis up to 4.8% of the outstanding Units of the Partnership at a price of $950 per Unit (less transfer fees and less cash distributions, as described therein). The Partnership is reviewing the terms of the tender offer by Smithtown but has not as yet arrived at a position with respect to such offer. The Partnership will be communicating with you shortly as to its position with respect to such offer as required by the federal securities laws.

         Certain statements in the following discussion constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Partnership notes that a variety of factors, many of which are beyond its control, affect media property values and the Partnership's value, business prospects, and results and could cause actual results and experience to differ materially from the expectations and estimates expressed herein. These factors include, but are not limited to, the effect of changing economic and market conditions, generally, and particularly with respect to media businesses, generally, or in specific local markets, or on specific trends in business and finance and in investor sentiment, the level of volatility of interest rates, the actions undertaken by both current, pending and future legislation, regulation, and litigation, and the other risks and uncertainties described herein and in the accompanying Recommendation Statement. The Partnership undertakes no responsibility to update publicly or revise any forward-looking statements.

         In arriving at its recommendation, the Partnership reviewed the Offer and considered many factors, including the business, financial condition and prospects of the Partnership and the potential value of its remaining assets. The Partnership believes that all Limited Partners should carefully consider these and all other relevant facts and circumstances, including their own personal tax, liquidity needs and other financial considerations, and should review all available information before making a decision whether or not to tender their Units. Factors that have been considered by the Partnership include the following, which are more fully discussed in the accompanying Recommendation
Statement:

     o PENDING MEDIA PROPERTIES SALES. As previously announced by the Partnership, the Partnership has entered into contracts to sell its radio stations in Cleveland, Ohio and Anaheim, California. The Partnership presently expects to sell its cable system in San Juan, Puerto Rico, in 1999, although it has not reached any agreement with respect to any such sale. In addition, the Partnership is actively pursuing a sale of its Bridgeport, Connecticut radio combination. See below. Limited Partners who tender their Units to the Purchaser will not receive any economic benefit, to the extent not reflected in the Offer price, from such sales if and when consummated by the Partnership to the extent that any such sales take place on or after November 23, 1998.

     o THE VALUE OF THE PARTNERSHIP'S REMAINING ASSETS COULD BE SUBSTANTIALLY HIGHER THAN THE VALUE REFLECTED IN THE OFFER. The General Partner currently estimates that the net asset value of the Partnership, computed as of September 25, 1998, is $1,000 per Unit. Such estimated net asset value takes into consideration the estimated value of the Partnership's remaining media properties of the Partnership (the "Media Properties"), its cash holdings, as well as its other assets and liabilities; and it reflects the Partnership's estimated fees and expenses to be incurred in connection with its remaining operations and the winding up of the Partnership, but does not reflect any potential costs, expenses or liabilities relating to the litigation described in the Recommendation Statement. Although there can be no assurance that such value can or will be realized, or certainty as to the amount of future fees and expenses, the General Partner believes that it has used conservative assumptions in estimating the value of the remaining Media Properties. There is a possibility that the actual proceeds received by the Partnership from the sale of its Media Properties could be significantly higher than the value assumed. For example, while there can be no assurance that the sales of the Cleveland and Anaheim radio stations will be consummated as contemplated, if the sales of these radio stations are consummated in accordance with the terms of the sales agreements, the Partnership estimates that the net asset value per Unit would increase to approximately $1,150 per Unit. In addition, the General Partner believes that there is significant upside potential to the value it has assigned to the Puerto Rico cable system, which it currently expects to sell in 1999, although there can be no assurance as to the price that the Partnership will ultimately realize from such sale. Therefore, the Partnership has concluded that it would be better for a Limited Partner to hold its Units rather than to tender them to the Purchaser pursuant to the Offer.

              However, there can be no assurance that changing market conditions or other factors will not have a negative impact on the value of the Partnership's cable systems in San Juan, Puerto Rico or its radio station combination in Bridgeport, Connecticut or its ability to sell either or both of such assets at any particular price or within any particular time frame. Furthermore, as further discussed in the accompanying Recommendation Statement, the actual proceeds received by the Partnership from the sales of its remaining Media Properties could be lower than estimated. Also, the pendency of the litigation described in the Recommendation Statement may delay distributions to Limited Partners. The Partnership's estimates and assumptions have not been reviewed by an independent appraiser or financial advisor.

     o PURCHASER'S PROFIT MOTIVE. As set forth in the Purchaser's Offer, the Purchaser is making the Offer for investment purposes and with the intention of making a profit from ownership of the Units. The Purchaser also stated that in establishing the Offer price, the Purchaser was motivated to establish the lowest price that might be acceptable to Limited Partners consistent with the Purchaser's profit objectives. Please note that the Offer price is $750 per Unit, REDUCED BY the $50 transfer fee (per transfer, not per Unit) and further REDUCED BY the amount of any distributions paid with respect to the Units on and after November 23, 1998, and prior to the expiration date of the Offer.

     o NO ESTABLISHED MARKET VALUATIONS BY THIRD PARTIES. Limited partnership interests are generally illiquid and there is no established trading market for the Units to provide established market valuations for the Units against which to compare the purchase price in the Offer. As further discussed in the accompanying Recommendation Statement, secondary market activity for the Units, including privately negotiated sales, has been limited and sporadic. However, as discussed above, Smithtown has disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 27, 1998 its unsolicited offer to purchase up to 4.8% of the outstanding Units of the Partnership at a price of $950 per Unit (less transfer fees and less cash distributions, as described therein).

     o        LIMITATIONS   ON   RECOGNITION  OF  TRANSFERS  IN  ANY  TAX  YEAR;
              UNCERTAINTY AS TO TIMING OF PAYMENT FOR UNITS TENDERED. It has been and is the Partnership's practice to limit transfers within any tax year of the Partnership to no more than 4.8% of outstanding Units in order to stay within certain safe harbor tax provisions so that the Partnership is not classified as a "publicly traded partnership." Thus, notwithstanding that the Purchaser seeks to acquire up to 9.9% of the outstanding Units, the actual number of Units tendered pursuant to the Offer that will be recognized for transfer by the Partnership in any tax year will not exceed, and, depending on the numbers of other transfers recognized (whether as a result of private sales or competing tender offers) could be less than, 4.8% of outstanding Units. In addition, based on the terms of the Offer, the Purchaser has stated that it will not pay for tendered Units until it receives confirmation from the Partnership that the transfer has been effectuated. Thus, it is uncertain when the transfer of certain Units tendered pursuant to the Offer will be recognized and when such tendering Limited Partners will actually be paid.

     o        TENDERING LIMITED PARTNERS WILL RECEIVE SCHEDULE K-1s FOR 1998 AND
                                         ----                                ---
              1999. Limited Partners who tender their Units in connection with the Offer will receive Schedule K-1 tax forms for 1999 as well as 1998. Limited Partners who are motivated to tender their Units to the Purchaser pursuant to the Offer primarily in order to make 1998 the final year for which they receive a K-1 tax form from the Partnership will not achieve that result by tendering.

     o CONTINUING TAX ALLOCATIONS BY THE PARTNERSHIP. Tendering Limited Partners will receive no additional economic benefit from any distributions made on or after November 23, 1998, but a tendering Limited Partner will receive any tax allocations from the Partnership relating to such distributions, as reflected on a Schedule K-1 tax form, until a transfer of such Limited Partner's Units is actually recognized by the Partnership, which period could, based on the terms of the Offer, extend for one or more tax years after 1998, depending on the number of Units presented by all tendering Limited Partners to the Partnership for transfer. See above.

     o OTHER LIMITATIONS TO RECOGNITION OF TRANSFERS. The Second Amended and Restated Agreement of Limited Partnership, as amended, which governs the Partnership, contains other limitations applicable to the transfer of interests pursuant to restrictions established by the Federal Communications Commission and otherwise. The Partnership does not have sufficient information regarding the Purchaser to be able to ascertain whether, and if so to what extent, these restrictions would negatively affect the proposed transfers.

     o LIMITED PARTNERS MAY BE ABLE TO SELL THEIR UNITS AT A HIGHER PRICE. The Partnership recommends that Limited Partners who seek current liquidity but do not wish to sell their Units pursuant to the Offer make their own inquiry as to alternative transactions that may be available, including among others, the informal secondary market for trading limited partnership interests, any proposed or pending tender offer by any other parties and any other offer that may be announced prior to the expiration of the Offer. There can be no assurance, however, that a Limited Partner will be able to sell its Units or achieve a higher price in an alternative transaction.

         In making its recommendation, the Partnership has not taken into account the tax consequences of, or the tax consequences to, individual Limited Partners as a result of accepting or rejecting the Offer; those tax consequences could vary significantly for each Limited Partner based on such Limited Partner's unique tax situation or other circumstances. In addition, the Partnership has not engaged any financial advisor to evaluate the terms of the Offer or to determine whether the Offer is fair to Limited Partners.

         Each Limited Partner must make his, her, or its own decision whether to accept or reject the Offer. Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Offer and the Partnership's publicly available annual, quarterly and other reports, as well as the Partnership's communications with Limited Partners. The Partnership urges Limited Partners to carefully consider all such information, as well as the information contained in the accompanying Recommendation Statement on Schedule 14D-9, and to consider their own personal situation and consult with their own tax, financial or other advisors in evaluating the terms of the Offer before deciding to tender Units.

         Limited Partners should carefully and completely review the terms of all information available, including the terms of any competing offers prior to deciding to tender Units.

         TO THE EXTENT THAT YOU HAVE PREVIOUSLY TENDERED UNITS PURSUANT TO THE OFFER YOU SHOULD CONSIDER THAT YOU HAVE A RIGHT TO WITHDRAW YOUR TENDER BY FOLLOWING THE PROCEDURES SET FORTH UNDER "SECTION 5. WITHDRAWAL RIGHTS" IN THE OFFER TO PURCHASE DATED NOVEMBER 23, 1998. The Offer to Purchase provides that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Offer's expiration date (December 22, 1998, unless extended). For withdrawal to be effective, a written notice of withdrawal must be timely received by the Purchaser's transfer agent, Gemisys Tender Services, at 7103 South Revere Parkway, Englewood, Colorado 80112 before the Offer expires. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Agreement of Assignment and Transfer in the same manner as the Agreement of Assignment and Transfer was signed and it must also contain a medallion signature guarantee.

         The attached Recommendation Statement on Schedule 14D-9 expands upon the reasons for the position taken by the Partnership concerning the Offer, and contains additional information about the potential risks to Limited Partners from their continuing to hold their Units through the planned liquidation of the Partnership. We urge you to read the Recommendation Statement carefully.



                                            ML MEDIA PARTNERS, L.P.